Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Second Quarter and First Half of Fiscal Year 2015 Ended December 31, 2014

First Half of Fiscal Year 2015 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $50.7 million, an increase of 9.6% compared to the comparable prior year period.
•	Total revenues were $271.0 million, an increase of 1.6% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 39.0%, compared to 34.1% from the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.86, an increase of 7.5% compared to the comparable prior year period.
•	Net cash provided by operating activities of $23.2 million for the first half of fiscal year 2015.
•	The total amount of cash and cash equivalents and time deposits with original maturities over three months were $215.8 million, an increase of 43.8% compared to the comparable prior year period..
•	DSO of 192 days, compared to 167 days from the comparable prior year period.
•	Inventory turnover days of 48 days, compared to 33 days from the comparable prior year period.

Second Quarter of Fiscal Year 2015 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $23.6 million, a decrease of 9.1% and 13.2% compared to the comparable prior year period and last quarter respectively.
•	Total revenues were $130.3 million, a decrease of 15.1% compared to the comparable prior year period and a decrease of 7.4% compared to last quarter.
•	Non-GAAP gross margin was at 38.3%, compared to 32.3% from the comparable prior year period, and 39.6% from last quarter.
•	Non-GAAP diluted EPS were at $0.40, a decrease of 11.1% and 14.9% compared to the comparable prior year period and last quarter respectively.
•	Net cash provided by operating activities of $24.0 million for the current quarter.
•	Integrated Contracts Backlog was $433.7 million, a decrease of 13.8% compared to the comparable prior year period and a decrease of 12.5% compared to last quarter.
•	Quarterly DSO of 206 days, compared to 156 days from the comparable prior year period, and 176 days from last quarter.
•	Inventory turnover days of 52 days, compared to 27 days from the comparable prior year period, and 41 days from last quarter.

Hollysys Automation Technologies, Ltd February 12, 2015	Page 2

Beijing, China – February 12, 2015 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2015 second quarter and first half ended on December 31, 2014 (see attached tables). The management of Hollysys, stated: “In the second quarter and last month, we achieved solid financial and operational result amid the weak general economic environment and made quite a few achievements and new contract wins, here I would like to discuss some key events during this quarter:

In industrial automation business, during this quarter, we continuously insisted in executing our strategies to vertically penetrate the high-end industrial automation market and provide more complete solutions horizontally. In the end of January 2015, we signed a significant contract to provide our Distributed Control System (“DCS”) to 2*1000 MW Supercritical Coal Fire Power Generating Units for Guohua Shouguang Power Plant in Shandong Province; there are more than 40,000 points to be controlled in this project. Hollysys won this project from fierce competition with multinational and local competitors, which demonstrate our technology and firm our market position in the high-end coal fire power market in China.

Besides high-end market penetration, Hollysys also focused on reallocating our resources and putting more efforts in comparably high growth industries such as medical industry, food and beverage industry and environmental protection related industries, and reducing the resources on no growth or even declining industries such as cement manufacturing, metallurgy and etc. We were also focusing on building strong after-sale department and set long-term goals on improving after-sale services. Our solution in reducing waste emission and environment protection proved successful.

Externally, with China becoming an aging society and labor shortage tending to be a bigger problem, China is putting more efforts in automation to replace labor and improve efficiency to reduce emission and protect environment. We believe we will financially benefit more in the long run. Even though in the short term we got pressure under the current weak external environment, we are confident of the long term industrial automation growth.

Going forward, we will continue to expand our sales force and allocate more resources to high-growth industries, penetrate further into high-end market while increasing market share in the low to mid-end market, expand our products supply such as software and safety protection solution, increase our overall market share and grow the business in the industrial automation leveraging our advanced technologies, experienced professionals, profound industry expertise, customization and innovation capability.

In rail transportation, this quarter’s rail revenue performance is because of its revenue’s quarterly volatility due to the sizable contract signing process and afterwards revenue recognition. We are still very confident of the whole fiscal year’s strong rail revenue performance. And excitingly, we achieved a few sizable contract wins in the recent past few months which will contribute to rail revenue afterwards.

Hollysys Automation Technologies, Ltd February 12, 2015	Page 3

In December 2014, we won our first contract to provide the CTCS-2 Train Control Centers with Automatic Train Operation (“ATO”) technology to Foshan – Zhaoqing intercity high-speed railway line, one of the first two intercity high-speed railway lines with ATO technology currently open for bidding in China. Even though the contract size is not large, which is RMB 18.8 million or USD 3.1 million for this line of 79.7 km, this contract win demonstrates our leading technology, opens the gate to gain more ATO technology based intercity high-speed rail signaling system contracts in the future, lays the foundation for winning ATP with ATO function contracts of following projects, accumulates experience of C2+ATO type lines, and helps the company to further penetrate China’s future intercity high-speed rail market;

Besides, at the end of January 2015, we signed a very sizable contract to provide ATP equipment and system for two batches of high-speed trains in 200km/h and 300km/h running speed valued at RMB 580.0 million or USD 95.0 million, which demonstrates our solid technology capability and solid market position. The products delivery is expected to be finished around June 2015.

What’s more, we also worked to expand our rail products supply such as track circuit. We have finished one year testing of this product and the official admission progress and got the permit to enter track circuit market. We are expecting to gain our first track circuit contract in calendar year 2015.

In addition, in December quarter 2014 we finished quite a few important high-speed rail projects and assisted the successful operation of Lanzhou-Xinjiang High-speed Rail Line, Qingdao-Rongcheng High-speed Rail Line, Guiyang-Guangzhou High-speed Rail Line Guiyang-Congjiang Section. We felt honored and excited in contributing for China’s national rail construction and assisting in these artery lines’ successful operation.

For subway business, we are following both domestic and overseas opportunities in both subway SCADA and subway signaling projects, we will continue to deliver quality works and work closely with subway authorities in the future to promote our SCADA system and future subway signaling technologies both in China and abroad.

With China’s tremendous rail and subway construction nationwide, there is going to be an exciting prospect for Hollysys. As a well-recognized rail signaling system provider, we are confident that with our strong R&D capability, solid execution and reliable products, Hollysys will continue to penetrate China's vast rail and subway construction market and achieve significant results.

In the mechanical and electrical solution segment, Bond and Concord delivered solid growth during this quarter given their solid local market position, abundant customer resources and strong execution in Southeast Asia. For the overseas industrial automation and rail transportation expansion, we are sending qualified and experienced engineers from China to overseas, and recruiting local engineers to expand our overseas team. We have also established offices in Dubai and India to further expand our overseas business. With our proprietary technology and products, industry expertise and strong competitive advantages, together with our expanded local channels through Bond and Concord, we will continue to make exciting achievements in the international market in both industrial and rail transportation fields, and create value for our shareholders."

Hollysys Automation Technologies, Ltd February 12, 2015	Page 4

The Second Quarter and First Half of Fiscal Year 2015 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

In USD thousands, except share numbers and EPS

	Three months ended			Fiscal year ended
	Dec 31, 2014	Dec 31, 2013	% Change	Dec 31, 2014	Dec 31, 2013	% Change

Revenues	$130,296	153,408	(15.1)%	$270,959	266,639	1.6%
Integrated contract revenue	$119,014	146,400	(18.7)%	$247,505	251,922	(1.8)%
Products sales	$10,304	5,848	76.2%	$19,185	12,795	49.9%
Service rendered	$978	1,160	(15.7)%	$4,270	1,921	122.2%
Cost of revenues	$80,451	103,854	(22.5)%	$165,424	175,628	(5.8)%
Gross profit	$49,845	49,554	0.6%	$105,535	91,011	16.0%
Total operating expenses	$27,762	20,189	37.5%	$46,276	38,404	20.5%
Selling	$7,203	9,456	(23.8)%	$13,975	16,053	(12.9)%
General and administrative	$15,466	8,909	73.6%	$24,779	17,098	44.9%
Research and development	$10,109	12,240	(17.4)%	$18,893	20,188	(6.4)%
VAT refunds and government subsidies	$(5,016)	(10,415)	(51.8)%	$(11,371)	(14,934)	(23.9)%
Income from operations	$22,083	29,365	(24.8)%	$59,259	52,607	12.6%
Other income (expenses), net	$713	883	(19.3)%	$1,269	1,335	(4.9)%
Foreign exchange (losses) gains	$30	286	(89.5)%	$(668)	918	(172.8)%
Share of net (losses) of equity investees	$24	(1,155)	(102.1)%	$(2,487)	(1,479)	68.1%
Dividend income from cost investees	$248	-	-	$248	-	-
Interest income	$857	728	17.8%	$1,712	1,526	12.2%
Interest expenses	$(336)	(249)	34.9%	$(666)	(551)	21.0%
Income tax expenses	$(282)	3,631	(107.8)%	$7,133	7,424	(3.9)%
Net income attributable to non-controlling interest	$325	292	11.2%	$800	639	25.2%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$23,577	25,934	(9.1)%	$50,734	46,293	9.6%
Non-GAAP basic EPS	$0.40	0.45	(11.1)%	$0.87	0.80	8.7%
Non-GAAP diluted EPS	$0.40	0.45	(11.1)%	$0.86	0.80	7.5%

Share based compensation expenses	$466	1,192	(60.9)%	$931	1,627	(42.8)%
Amortization of acquired intangibles	$1,535	2,057	(25.4)%	$3,431	3,077	11.5%
Acquisition-related incentive share contingent consideration fair value adjustments	$2,389	3,987	(40.1)%	$(117)	2,705	(104.3)%
Acquisition-related cash contingent consideration fair value adjustments	$-	380	(100.0)%	$201	537	(62.6)%
Convertible bond related fair value adjustments	$81	-	-	$81	-	-
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$19,107	18,318	4.3%	$46,206	38,347	20.5%
GAAP basic EPS	$0.33	0.32	3.1%	$0.79	0.67	17.9%
GAAP diluted EPS	$0.32	0.31	3.2%	$0.78	0.66	18.2%

Basic weighted average common shares outstanding	58,271,021	57,607,508	1.2%	58,267,994	57,604,683	1.2%
Diluted weighted average common shares outstanding	59,157,335	58,155,762	1.7%	59,129,245	58,073,331	1.8%

Hollysys Automation Technologies, Ltd February 12, 2015	Page 5

Operational Results Analysis for the quarter ended December 31, 2014

Comparing to the second quarter of the prior fiscal year, the total revenues for the three months ended December 31, 2014 decreased from $153.4 million to $130.3 million, representing a decrease of 15.1%. Broken down by the revenue types, integrated contracts revenue decreased by 18.7% to $119.0 million, products sales revenue increased by 76.2% to $10.3 million, and services revenue decreased by 15.7% to $1.0 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

	Three months ended Dec 31,
	2014		2013
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	56.8	43.6%	65.3	42.6%
Rail Transportation Automation	33.6	25.7%	55.2	36.0%
Mechanical and Electrical Solution	37.0	28.4%	26.8	17.4%
Miscellaneous	2.9	2.3%	6.1	4.0%
Total	130.3	100.0%	153.4	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 38.3% for the three months ended December 31, 2014, as compared to 32.3% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 35.7%, 63.7% and 80.4% for the three months ended December 31, 2014, as compared to 30.7%, 74.2%, and 19.6% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 37.1% for the three months ended December 31, 2014, as compared to 31.0% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 34.4%, 63.7% and 80.4% for the three months ended December 31, 2014, as compared to 29.3%, 74.2%, and 19.6% for the same period of the prior year respectively.

Selling expenses were $7.2 million for the three months ended December 31, 2014, representing a decrease of $2.3 million or 23.8% compared to $9.5 million for the same quarter of the prior year mainly due to the Company’s efforts in efficiency improvement. Presented as a percentage of total revenues, selling expenses were 5.5% and 6.2% for the three months ended December 31, 2014, and 2013, respectively.

Hollysys Automation Technologies, Ltd February 12, 2015	Page 6

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $15.5 million for the quarter ended December 31, 2014, representing an increase of $6.6 million, or 73.6%, as compared to $8.9 million for the same period of the prior year. The increase was mainly due to an increase of $2.8 million in bad debt expenses, $2.4 million in employee compensation expenses, and $0.6 million in amortization and depreciation expenses. The increase in employee compensation expenses was mainly caused by the accrued bonus expenses. Presented as a percentage of total revenues, non-GAAP G&A expenses were 11.9% and 5.8% for quarters ended December 31, 2014 and 2013 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $15.9 million and $10.1 million for the three months ended December 31, 2014 and 2013, respectively.

Research and development expenses were $10.1 million for the three months ended December 31, 2014, a decrease of $2.1 million or 17.4% compared to $12.2 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 7.8% and 8.0% for the quarter ended December 30, 2014 and 2013, respectively.

The VAT refunds and government subsidies were $5.0 million for three months ended December 31, 2014, as compared to $10.4 million for the same period in the prior year, representing a $5.4 million or 51.8% decrease which primarily due to the decrease of the VAT refunds for $5.7 million.

The income tax (credit) expenses and the effective tax rate were ($0.3 million) and (1.5)% for the three months ended December 31, 2014, as compared to $3.6 million and 16.3% for comparable prior year period. During the second quarter of FY 2015, Beijing Hollysys & Hangzhou Hollysys were certified as HNTE effective for three years from January 1, 2014 to December 31, 2014, and are applied to the preferential EIT rate of 15%. In the current quarter, Beijing Hollysys and Hangzhou Hollysys accordingly recalculated the tax expenses accrual for calendar year 2014, based on the newly applied EIT rate of 15%, instead of 25%. Excluding the impact of the accrual adjustment for the prior fiscal year, the effective tax rate for the current period was 15.2%.

The non-GAAP net income attributable to Hollysys, which excludes non-cash share-based compensation expenses, amortization of acquired intangibles and acquisition-related consideration fair value adjustments was $23.6 million or $0.40 per diluted share based on 59.2 million shares outstanding for the three months ended December 31, 2014. This represents a 11.1% decrease over the $25.9 million or $0.45 per share based on 58.2 million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $19.1 million or $0.32 per diluted share representing an increase 4.3% over the $18.3 million or $0.31 per diluted share reported in the comparable prior year period.

Hollysys Automation Technologies, Ltd February 12, 2015	Page 7

Integrated Contracts Backlog Highlights

Hollysys’ backlog for integrated contracts as of December 31, 2014 was $433.7 million, representing a decrease of 12.5% compared to $495.7 million as of September 30, 2014, and a decrease of 13.8% compared to $503.3 million as of December 31, 2013. The detailed breakdown of the backlog for integrated contracts by segments is shown below:

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2014-12-31		2014-09-30			2013-12-31

	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	139.3	32.1%	161.9	32.7%	(14.0)%	149.4	29.7%	(6.7)%
Rail Transportation Automation	219.7	50.7%	244.4	49.3%	(10.1)%	223.3	44.4%	(1.6)%
Mechanical and Electrical Solution	74.7	17.2%	89.4	18.0%	(16.5)%	106.5	21.1%	(29.8)%
Miscellaneous	-	0.0%	-	0.0%	-	24.1	4.8%	(100.0)%
Total	433.7	100.0%	495.7	100.0%	(12.5)%	503.3	100.0%	(13.8)%

Cash Flow Highlights

For the three months ended December 31, 2014, the total net cash inflow was $25.8 million. The net cash provided by operating activities was $24.0 million. The net cash provided by investing activities was $1.4 million. The net cash used in financing activities was $0.4 million.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $215.8 million, $191.1 million, and $150.1 million as of December 31, September 30, 2014, and December 31, 2013, respectively. As of December 31, 2014, the company held $188.7 million in cash and cash equivalents and $27.1 million in time deposits with original maturities over three months.

For the three months ended December 31, 2014, Days Sales Outstanding (“DSO”) was 206 days, as compared to 156 days from the comparable prior year period and 176 days from last quarter; and inventory turnover was 52 days, as compared to 27 days from the comparable prior year period and 41 days from last quarter.

Outlook for FY 2015

The management concluded, “Given our strong backlog currently on-hand and sales pipeline envisioned so far, we reiterate our guidance for fiscal year 2015 with revenue in the range of $565 million to $600 million and non-GAAP net income in the range of $94 million to $98 million.”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 9:00 a.m. Beijing Time on February 13, 2015 / 8:00 p.m. U.S. Eastern Time on February 12, 2014. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call. The conference call identification number is 1136057.

Hollysys Automation Technologies, Ltd February 12, 2015	Page 8

4001-200-539	(Mainland China)
+1-855-298-3404	(United States)
800-905-927	(Hong Kong)
+852-5808-3202	(Hong Kong)
0800-015-9725	(United Kingdom)
+44(0)20 3078 7622	(United Kingdom)
800-616-3222	(Singapore)
+65 6823 2299	(Singapore/International)

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:

ir.hollysys.com

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Hollysys Automation Technologies, Ltd February 12, 2015	Page 9

Contact Information:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

Investor Relations

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies, Ltd February 12, 2015	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In US Dollars except for per-share data)

	Three months ended December 31,		Fiscal year ended December 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues
Integrated contract revenue	$119,013,627	$146,399,611	$247,504,624	$251,922,124
Products sales	10,304,442	5,847,987	19,184,743	12,795,251
Revenue from service	977,857	1,160,296	4,269,586	1,921,150
Total revenues	130,295,926	153,407,894	270,958,953	266,638,525

Costs of integrated contracts	78,057,783	103,468,056	161,818,340	172,894,428
Costs of products sold	3,736,156	1,510,158	5,582,662	4,130,751
Costs of services rendered	191,491	932,746	1,454,086	1,679,876
Gross profit	48,310,496	47,496,934	102,103,865	87,933,470

Operating expenses
Selling	7,202,659	9,455,667	13,974,500	16,052,732
General and administrative	15,931,931	10,100,717	25,710,830	18,725,030
Research and development	10,109,460	12,239,559	18,892,938	20,187,710
VAT refunds and government subsidies	(5,016,252)	(10,415,163)	(11,371,252)	(14,934,491)
Total operating expenses	28,227,798	21,380,780	47,207,016	40,030,981

Income from operations	20,082,698	26,116,154	54,896,849	47,902,489

Other incomes, net	(1,675,894)	(3,103,551)	1,385,899	(1,369,809)
Foreign exchange gains (losses)	30,022	285,628	(668,470)	918,292
Share of net gain (losses) of equity investees	24,277	(1,155,157)	(2,487,318)	(1,479,488)
Dividend income from cost investees	248,326	-	248,326	-
Interest income	857,086	727,502	1,711,889	1,526,306
Interest expenses	(416,870)	(629,496)	(948,105)	(1,087,617)
Income before income taxes	19,149,645	22,241,080	54,139,070	46,410,173

Income taxes expenses	(282,109)	3,630,956	7,132,730	7,423,883
Net income	19,431,754	18,610,124	47,006,340	38,986,290

Net income attributable to non-controlling interest	324,755	292,128	800,314	639,357
Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$19,106,999	$18,317,996	$46,206,026	$38,346,933

Other comprehensive income, net of tax of nil
Translation adjustments	(55,304)	2,616,275	(1,986,255)	2,924,650
Comprehensive income	19,376,450	21,226,399	45,020,085	41,910,940

Comprehensive income attributable to non-controlling interest	(119,201)	308,629	356,548	665,450
Comprehensive income attributable to Hollysys Automation Technologies Ltd. stockholders	$19,495,651	$20,917,770	$44,663,537	$41,245,490

Net income per ordinary share:
Basic	0.33	0.32	0.79	0.67
Diluted	0.32	0.31	0.78	0.66
Weighted average ordinary shares used in income per share computation:
Basic	58,271,021	57,607,508	58,267,994	57,604,683
Diluted	59,157,335	58,155,762	59,129,245	58,073,331

Hollysys Automation Technologies, Ltd February 12, 2015	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In US Dollars)

	Dec 31,	Sep 30,
	2014	2014
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$188,682,777	$162,902,989
Time deposits with maturities over three months	27,127,919	28,160,859
Restricted cash	8,150,841	8,253,800
Accounts receivable, net of allowance for doubtful accounts of $28,942,205 and $26,393,600 as of December 31 and September 30, 2014, respectively	305,602,392	278,767,228
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $5,730,272 and $6,162,041 as of December 31 and September 30, 2014, respectively	144,688,733	217,840,962
Other receivables, net of allowance for doubtful accounts of $352,119 and $302,426 as of December 31 and September 30, 2014, respectively	10,373,442	12,688,366
Advances to suppliers	15,256,808	14,403,497
Amounts due from related parties	26,169,275	36,785,020
Inventories	51,531,193	40,333,850
Prepaid expenses	1,097,836	830,085
Income tax recoverable	545,356	634,175
Deferred tax assets	77,549	2,869,798
Assets held for sale	-	2,795,286
Total current assets	779,304,121	807,265,915

Restricted cash	4,449,060	4,526,327
Prepaid expenses	118,874	13,356
Property, plant and equipment, net	81,763,216	80,263,697
Prepaid land leases	11,951,384	12,221,696
Acquired intangible assets, net	2,826,758	4,508,871
Investments in equity investees	12,452,704	12,361,443
Investments in cost investees	4,460,361	4,436,074
Goodwill	62,993,822	65,394,200
Deferred tax assets	4,069,646	1,906,858

Total assets	964,389,946	992,898,437

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	2,866,408	3,351,538
Current portion of long-term bank loans	13,419,360	13,290,311
Accounts payable	138,400,477	144,256,566
Construction costs payable	1,158,076	1,977,723
Deferred revenue	122,014,199	162,246,374
Accrued payroll and related expenses	17,102,400	11,651,942
Income tax payable	4,923,010	9,459,171
Warranty liabilities	5,651,796	5,330,086
Other tax payables	20,994,255	25,367,995
Accrued liabilities	24,459,038	23,890,207
Amounts due to related parties	12,316,931	10,834,417
Deferred tax liabilities	1,501,991	1,753,339
Current portion of acquisition-related consideration	15,331,731	28,174,168
Total current liabilities	380,139,672	441,583,837

Long-term bank loans	28,194,151	28,109,401
Deferred tax liabilities	1,287,743	1,648,021
Long-term warranty liabilities	2,983,027	3,048,420
Total liabilities	412,604,593	474,389,679

Commitments and contingencies	-	-

Equity
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 58,203,521 and 57,554,824 shares issued and outstanding as of December 31 and September 30, 2014, respectively	58,204	57,555
Additional paid-in capital	189,927,575	174,572,687
Statutory reserves	28,725,711	23,288,778
Retained earnings	293,119,714	279,449,648
Accumulated other comprehensive income	35,538,521	37,081,010
Total Hollysys Automation Technologies Ltd. stockholder’s equity	547,369,725	514,449,678

Non-controlling interest	4,415,628	4,059,080
Total equity	551,785,353	518,508,758

Total liabilities and equity	$964,389,946	$992,898,437

Hollysys Automation Technologies, Ltd February 12, 2015	Page 12

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US Dollars)

	Three months ended Dec 31, 2014	Fiscal year ended Dec 31, 2014
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$19,431,754	$47,006,340
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,256,576	4,949,793
Amortization of prepaid land leases	48,897	100,471
Amortization of intangible assets	1,534,559	3,431,271
Allowance for doubtful accounts	5,006,961	6,592,054
Gain on disposal of property, plant and equipment	140,778	933,034
Share of (gains) net loss from equity investees	(24,277)	2,487,318
Share-based compensation expenses	465,688	931,377
Deferred income tax expenses	149,825	3,314,031
Acquisition-related consideration adjustments	2,388,969	84,596
Convertible bond related fair value adjustment	80,713	80,713
Changes in operating assets and liabilities:
Accounts receivable	(32,463,766)	(54,025,018)
Costs and estimated earnings in excess of billings	73,818,024	34,698,079
Inventories	(11,011,822)	(16,293,609)
Advances to suppliers	(802,892)	(3,623,355)
Other receivables	2,231,579	535,844
Deposits and other assets	(297,916)	2,822,482
Due from related parties	10,737,047	(2,142,077)
Accounts payable	(5,422,001)	3,690,341
Deferred revenue	(40,685,110)	(9,022,754)
Accruals and other payable	3,849,566	2,007,965
Due to related parties	1,460,677	8,306,492
Income tax payable	(4,427,103)	(6,939,212)
Other tax payables	(4,506,972)	(6,760,116)
Net cash provided by operating activities	23,959,754	23,166,060

Cash flows from investing activities:
Time deposits placed with banks	135,580	(3,273,355)
Purchases of property, plant and equipment	(547,963)	(1,812,953)
Proceeds from disposal of property, plant and equipment	1,180,317	1,249,992
Maturity of time deposits	611,626	3,985,495
Acquisition of shares of an equity investee	-	(14,600,000)
Net cash provided by (used in) investing activities	1,379,560	(14,450,821)

Cash flows from financing activities:
Proceeds from short-term bank loans	3,121,792	6,127,551
Repayments of short-term bank loans	(3,478,531)	(7,552,555)
Proceeds from long-term bank loans	172,891	722,952
Proceeds from convertible bond	-	20,000,000
Repayments of long-term bank loans	(228,919)	(2,410,023)
Net cash (used in) provided by financing activities	(412,767)	16,887,925

Effect of foreign exchange rate changes	853,241	920,515
Net increase in cash and cash equivalents	$25,779,788	$26,523,679

Cash and cash equivalents, beginning of period	$162,902,989	$162,159,098
Cash and cash equivalents, end of period	188,682,777	188,682,777

Hollysys Automation Technologies, Ltd February 12, 2015	Page 13

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangibles, acquisition-related consideration fair value adjustments and convertible bond related fair value adjustment. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Three months ended		Fiscal year ended
	Dec 31,		Dec 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of integrated contracts	$78,057,783	$103,468,056	$161,818,340	$172,894,428
Less: amortization of acquired intangibles	1,534,560	2,056,569	3,431,271	3,077,112
Non-GAAP cost of integrated contracts	$76,523,223	$101,411,486	$158,387,069	$169,817,316

General and administrative expenses	$15,931,931	$10,100,717	$25,710,830	$18,725,030
Less: Share-based compensation expenses	465,688	1,191,902	931,377	1,627,466
Non-GAAP general and administrative expenses	$15,466,243	8,908,815	$24,779,453	$17,097,564

Other (expenses) income, net	$(1,675,894)	$(3,103,551)	$1,385,899	$(1,369,809)
Add: acquisition-related incentive share contingent consideration fair value adjustments	2,388,969	3,986,737	(116,515)	2,704,833
Non-GAAP other income, net	$713,075	$883,186	$1,269,384	1,335,024

Interest expenses	$(416,870)	$(629,496)	$(948,105)	$(1,087,617)
Add: acquisition-related cash consideration adjustments	-	380,376	201,111	537,038
Add: convertible bond related fair value adjustment	80,713	-	80,713	-
Non-GAAP Interest expenses	$(336,157)	$(249,120)	$(666,280)	$(550,579)

Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$19,106,999	$18,317,996	$46,206,026	$38,346,933
Add:
Share based compensation expenses	465,688	1,191,902	931,377	1,627,466
Amortization of acquired intangible assets	1,534,560	2,056,569	3,431,271	3,077,112
Acquisition-related consideration adjustments	2,388,969	4,367,114	84,596	3,241,871
Convertible bond related fair value adjustment	80,713	-	80,713	-
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders	$23,576,928	$25,933,581	$50,733,984	$46,293,382

Weighted average number of basic ordinary shares	58,271,021	57,607,508	58,267,994	57,604,683
Weighted average number of diluted ordinary shares	59,157,335	58,155,762	59,129,245	58,073,331
Non-GAAP basic earnings per share	$0.40	$0.45	$0.87	$0.80
Non-GAAP diluted earnings per share	$0.40	$0.45	$0.86	$0.80